Exhibit 2.1

ARRANGEMENT AGREEMENT AMENDING AGREEMENT

THIS ARRANGEMENT AGREEMENT AMENDING AGREEMENT (this “Amending Agreement”) is made as of May 1, 2014

AMONG:

PETROFLOW ENERGY CORPORATION, a corporation existing under the laws of Delaware,

(hereinafter referred to as the “Parent”)

- and -

PETROFLOW CANADA ACQUISITION CORP., a corporation existing under the laws of Alberta,

(hereinafter referred to as the “Acquiror”)

- and -

EQUAL ENERGY LTD., a corporation existing under the laws of Alberta,

(hereinafter referred to as the “Company”)

WHEREAS the Parent, the Acquiror and the Company entered into an arrangement agreement (the “Original Arrangement Agreement”) made as of December 6, 2013 with respect to a proposed arrangement involving, the Company, the shareholders of the Company, the Parent and the Acquiror;

AND WHEREAS the Parent, the Acquiror and the Company wish to make certain amendments to the Original Arrangement Agreement as set forth in this Amending Agreement;

NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the parties agree as set forth below:

1.	Defined Terms

Except as otherwise stated herein, all capitalized words and phrases not defined herein will have the same meanings herein as are given to such words and phrases in the Original Arrangement Agreement or the plan of arrangement attached as Schedule A thereto (“Plan of Arrangement”), as applicable.

2.	Amendments to the Original Arrangement Agreement

The Original Arrangement Agreement is hereby amended as follows:

(a)	The definition of “Permitted Dividend” in Section 1.1 of the Original Arrangement Agreement is deleted in its entirety and replaced with the following:

““Permitted Dividend” means any of (a) the $0.05 per Common Share Ordinary Course dividend declared on November 14, 2013 and paid on December 20, 2013 to holders of record on December 2, 2013, (b) a $0.05 per Common Share dividend to be declared and paid on or after May 1, 2014 and prior to the Effective Time, and (c) the $0.05 per Common Share dividend to be paid in accordance with Subsection 2.2(a) of the Plan of Arrangement (all of which are subject to equitable downward adjustment on a per share basis if the Common Shares outstanding on the date hereof are increased, changed into or exchanged for a greater number of common shares of the Company by means of one or more stock splits, subdivisions, re-classifications, share distributions or similar events (but excluding vesting of Restricted Shares), such that any such increase in the number of Common Shares shall not increase the aggregate amount of any such one-time dividend as compared to the amount that would have been paid on an aggregate basis had such stock splits, subdivisions, re-classifications, share distributions or similar events not occurred); provided that no such dividend shall be deemed to be a Permitted Dividend if the payment of such dividend would cause the consolidated unrestricted cash balance of the Company to be less than the amount required to satisfy the Company’s and its Subsidiaries’ obligations as they become due and payable”;

(b)	a new Subsection 2.3(a) of the Original Arrangement Agreement is added (and the remainder of Section 2.3 is renumbered accordingly) as follows:

“Subject to the terms and conditions of this Agreement and in accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, the Company will pay a dividend in the amount of $0.05 per Common Share (other than on those Common Shares held by Dissenting Shareholders) to the holders thereof”;

(c)	The parties hereto acknowledge and agree that (i) they agree to the addendum to Schedule E of the Disclosure Letter attached hereto as Schedule A (the “Disclosure Letter Addendum”), (ii) references to the Disclosure Letter in the Original Arrangement Agreement shall be read to include the Disclosure Letter Addendum, (iii) notwithstanding anything in Subsection 5.2(j)(ii) of the Original Arrangement Agreement, the Company and its Subsidiaries may incur those capital expenditures and the incremental general and administrative costs (or general and administrative costs of the same type, and in addition to operating expenses and other general and administrative costs incurred in the ordinary course of business) set out in the Disclosure Letter Addendum for the period from April 1, 2014 until July 31, 2014, and (iv) for greater certainty, the obligations of the Parent and the Acquiror after the Effective Time pursuant to Section 8.11 of the Original Arrangement Agreement with respect to the termination, severance and retention obligations of the Company apply to such obligations which are disclosed in the Disclosure Letter Addendum; and

(d)	the date referred to in the first line of Section 10.1(b)(ii) of the Original Arrangement Agreement is changed from “May 1, 2014” to “July 31, 2014”.

3.	Amendments to the Plan of Arrangement

The Plan of Arrangement is hereby amended as follows:

(a)	the definition of “Permitted Dividend” in Section 1.1 of the Plan of Arrangement is deleted in its entirety and replaced with the following:

““Permitted Dividend” means any of (a) the $0.05 per Common Share Ordinary Course dividend declared on November 14, 2013 and paid on December 20, 2013 to holders of record on December 2, 2013, (b) a $0.05 per Common Share dividend to be paid on or after May 1, 2014 and prior to the Effective Time, and (c) the $0.05 per Common Share

dividend to be paid in accordance with Subsection 2.2(a) of the Plan of Arrangement (all of which are subject to equitable downward adjustment on a per share basis if the Common Shares outstanding on the date hereof are increased, changed into or exchanged for a greater number of common shares of the Company by means of one or more stock splits, subdivisions, re-classifications, share distributions or similar events (but excluding vesting of Restricted Shares), such that any such increase in the number of Common Shares shall not increase the aggregate amount of any such one-time dividend as compared to the amount that would have been paid on an aggregate basis had such stock splits, subdivisions, re-classifications, share distributions or similar events not occurred); provided that no such dividend shall be deemed to be a Permitted Dividend if the payment of such dividend would cause the consolidated unrestricted cash balance of the Company to be less than the amount required to satisfy the Company’s and its Subsidiaries’ obligations as they become due and payable”;

(b)	a new Subsection 2.2(a) of the Plan of Arrangement is added (and the remainder of Section 2.2 is renumbered accordingly) as follows:

“The Company will pay a dividend in the amount of $0.05 per Common Share (other than on those Common Shares held by Dissenting Shareholders) to the holders thereof”;

(c)	Subsection 3.1(b)(ii) of the Plan of Arrangement is deleted in its entirety and replaced with the following:

“are ultimately not entitled to be paid the fair value for their Common Shares shall receive the dividend from the Company paid pursuant to Subsection 2.2(a) of the Plan of Arrangement for each Common Share, shall be deemed to have transferred such Common Shares to the Acquiror at the same time as the other transfers of Common Shares to the Acquiror are effective pursuant to Section 2.2, and shall receive the Consideration from the Acquiror for each Common Share”; and

(d)	Subsection 4.1(e) of the Plan of Arrangement is deleted in its entirety and replaced with the following:

“No holder of Common Shares or Options shall be entitled to receive any consideration with respect to such Common Shares or Options other than any cash payment to which such holder is entitled to receive in accordance with Section 2.2 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends (other than a Permitted Dividend), premium or other payment in connection therewith.”

4.	Reference to and Effect on the Original Arrangement Agreement

On and after the date of this Amending Agreement, any reference to the Original Arrangement Agreement or “this Agreement” in the Original Arrangement Agreement or the schedules thereto and any reference to the Original Arrangement Agreement in any other agreements between the parties hereto will mean the Original Arrangement Agreement as amended by this Amending Agreement. Except as specifically amended by this Amending Agreement, the provisions of the Original Arrangement Agreement remain in full force and effect.

5.	Entire Agreement

This Amending Agreement constitutes the entire agreement between the parties with respect to the amendments contemplated in this Amending Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto, the purpose of which were to amend the Original Arrangement Agreement.

6.	Counterpart Execution

This agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement. A counterpart delivered by way of facsimile or electronic mail shall be as effective as an originally signed and delivered counterpart.

7.	Successors and Assigns

The terms and conditions of this Amending Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

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IN WITNESS WHEREOF, this Amending Agreement has been executed and delivered as of the date above first written, by the duly authorized representatives of the parties hereto.

PETROFLOW ENERGY CORPORATION

By:	“Richard Menchaca”
Name:	Richard Menchaca
Title:	President and Chief Executive Officer

PETROFLOW CANADA ACQUISITION CORP.

By:	“Richard Menchaca”
Name:	Richard Menchaca
Title:	President and Chief Executive Officer

EQUAL ENERGY LTD.

By:	“Don Klapko”
Name:	Don Klapko
Title:	President and Chief Executive Officer